SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019
+1 212 839 5300
+1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE

July 15, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley
Jeanne Baker Conlon Danberg Tracey Houser

Re:	ARDENT HEALTH PARTNERS, LLC

Amendment No. 1 to Registration Statement on Form S-1

Filed July 8, 2024

File No. 333-280425

Ladies and Gentlemen:

On behalf of our client, Ardent Health Partners, LLC (the “Company”), we hereby submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 11, 2024 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission. We are concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 3.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

July 15, 2024

Prospectus Summary

Our platform, page 3

1.

We note your revised disclosure that “we have partnered with BioIntelliSense to use their BioButton in our medical surgical units. The early results so far in our medical surgical units where we are using this device have shown an approximately 9-hour reduction in length of stay.” To provide context for investors, please briefly describe the functionality of the “BioButton” and clarify the sample size of “medical surgical units where you are using this device.” In addition, please disclose how you determined that there was a 9-hour reduction in length of stay, including whether the medical and surgical procedures for which you used the BioButton were comparable to services for which you did not.

The Company has revised its disclosures on pages 7 and 131 of Amendment No. 3 to address the Staff’s comment.

Preliminary estimated unaudited financial and other data as of and for the three months ended June 30, 2024, page 11

2.

We note your disclosure that your “final reported results may vary materially from the preliminary estimates” provided in the prospectus. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to vary “materially” from those reflected in the preliminary results. Please remove this statement or revise accordingly.

The Company has revised its disclosures on page 12 of Amendment No. 3 to address the Staff’s comment.

Summary historical financial and operating data, page 23

3.

Please tell us your consideration of the guidance in Article 11-02 of Regulation S-X to provide full pro forma financial information. To the extent that you are able to demonstrate that your facts and circumstances meet the circumstances for providing more of a narrative description of the pro forma effects of the transactions being reflected, expand your presentation to also include pro forma net income.

The Company has revised its disclosures beginning on page 83 of Amendment No. 3 to address the Staff’s comment. Specifically, the Company has included an “Unaudited consolidated pro forma financial information” section within Amendment No. 3 in accordance with Article 11 of Regulation S-X.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

July 15, 2024

4.	Please address the following for your pro forma presentation of the effects to the statements of comprehensive income:

•

Expand your disclosures in footnote (2)(a) to provide sufficient information to allow investors to understand how the adjustment is calculated. For those adjustments that are nonrecurring, disclose as such in accordance with Article 11-02(a)(11)(i) of Regulation S-X.

The Company has revised its disclosures on pages 88, 89, 90 and 91 of Amendment No. 3 to address the Staff’s comment. Specifically, within the “Unaudited pro forma condensed consolidated financial information” section of Amendment No. 3, the Company has included unaudited pro forma condensed consolidated income statements for the three months ended March 31, 2024 and the year ended December 31, 2023, which include a column for transaction-related adjustments and offering-related adjustments and related footnotes describing how each adjustment is calculated. Further, the Company has clarified which adjustments are non-recurring, and the Company included a table in Note 3(d) to show the income tax effect of the adjustments within the pro forma condensed consolidated income statements for the three months ended March 31, 2024 and the year ended December 31, 2023.

•

Expand footnote (2)(a) to include an adjustment for the contribution by ALH Holdings, LLC of its outstanding common stock in AHP Health Partners, Inc. to Ardent Health Partners, Inc. in exchange for shares of common stock of Ardent Health Partners, Inc. Otherwise, provide us with the calculation of pro forma net income attributable to common stockholders.

The Company has revised its disclosures on page 91 of Amendment No. 3 to address the Staff’s comment. The Company respectfully refers the Staff to Note 3(d) within the “Unaudited pro forma condensed consolidated financial information” section of Amendment No. 3 for the adjustment to noncontrolling interest to reflect the contribution by ALH Holdings, LLC of its outstanding common stock in AHP Health Partners, Inc. to Ardent Health Partners, Inc. in exchange for shares of common stock of Ardent Health Partners, Inc.

•	Expand footnote (2)(a)(iii) to disclose the gross amount of each component of the total adjustment.

The Company has revised its disclosures on page 91 of Amendment No. 3 to address the Staff’s comment. The Company respectfully refers the Staff to Note 3(e) within the “Unaudited pro forma condensed consolidated financial information” section of Amendment No. 3. The Company respectfully advises the Staff that it has removed the decrease to interest expense for the reduction in deferred financing fee amortization during the period on the basis of materiality.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

July 15, 2024

•	Separately disclose pro forma diluted earnings per share and include the 3,110,066 total shares of unvested restricted stock under the 2024 Plan in your pro forma common stock outstanding – diluted.

The Company has revised its disclosures on pages 91 and 92 of Amendment No. 3 to address the Staff’s comment. The Company respectfully refers the Staff to Note 4 within the “Unaudited pro forma condensed consolidated financial information” section of Amendment No. 3 where the Company describes its calculation of pro forma net income attributable to common stockholders, the Company’s consideration of potentially dilutive securities and application of the treasury stock method in accordance with ASC 260-10-45.

•

We note your disclosures on page 189 regarding your expectation to grant time-based and performance-based restricted stock unit awards in July 2024. Tell us your consideration of including this transaction as an adjustment to your pro forma presentations.

The Company respectfully advises the Staff that the time-based and performance-based restricted stock unit (“RSU”) awards expected to be granted in July 2024 are still preliminary and have not been finalized. None of these awards have been granted or approved by the Compensation Committee of the Company’s Board of Directors, and the numbers of time-based and performance-based RSUs to be granted have not yet been determined.

Use of Proceeds, page 75

5.

We note your revised disclosure that “we currently intend to use the net proceeds of this offering for working capital, to acquire complementary businesses, products, services or technologies and for general corporate purposes, which may include repayment of debt and capital expenditures.” Please clarify, if known, the approximate amount of your proceeds intended to be used for working capital; acquiring complementary businesses, products, services or technologies; repayment of debt; and capital expenditures, respectively. In addition, given your disclosure that a portion of the proceeds may be used for the repayment of debt, please set forth the interest rate and maturity of such indebtedness, if known at this time. See Item 504 of Regulation S-K.

The Company has revised its disclosures on pages 20 and 75 of Amendment No. 3 to address the Staff’s comment.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

July 15, 2024

Other Relationships, page 236

6.

We note your revised disclosure that “An affiliate of BofA Securities, Inc. acts as the administrative agent and lender of each of our ABL Facilities and 2021 Term Loan B Facility. An affiliate of J.P. Morgan Securities LLC acts as a lender under each of our ABL Facilities and 2021 Term Loan B Facility. An affiliate of each of Morgan Stanley & Co. LLC, Capital One Securities, Inc., RBC Capital Markets, LLC, Truist Securities, Inc. and Mizuho Securities USA LLC acts as a lender under our ABL Facilities.” Please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121, and revise your disclosure accordingly, if applicable. In this regard, we note your disclosure that proceeds from this offering may be used to repay debt.

The Company respectfully advises the Staff that, at this time, no underwriter is expected to receive 5% or more of the offering proceeds. Therefore, there are no conflicts of interest in accordance with FINRA Rule 5121, and no qualified independent underwriter will be required in the offering.

Item 16. Financial statements and exhibits.

Exhibit Number 5.1, page II-4

7.

We refer to counsel’s opinion that the Shares will be validly issued, fully paid and non-assessable when, among other things, “the Company’s board of directors or a duly authorized committee thereof shall have duly adopted final resolutions authorizing the issuance and sale of the Shares as contemplated by the Registration Statement.” Once the Company’s board of directors has taken all corporate action necessary to authorize the issuance and sale of the Shares, please have counsel provide an updated opinion removing this qualification. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has filed an updated opinion of counsel as Exhibit 5.1 to Amendment No. 3.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

July 15, 2024

If you have questions with respect to Amendment No. 3 or the responses set forth above, please direct the questions to me at (212) 839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Stephen C. Petrovich, Esq. Ardent Health Partners, LLC
Michael P. Heinz, Sidley Austin LLP
Nathan Ajiashvili, Latham & Watkins LLP Erika L. Weinberg, Latham & Watkins LLP

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP